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                           September 26, 2022

       Steven Burden, Ph.D.
       Chief Executive Officer
       Facible BioDiagnostics, Inc.
       366 SW 5th Ave, Ste. 104
       Meridian, ID 83642

                                                        Re: Facible
BioDiagnostics, Inc.
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed September 20,
2022
                                                            File No. 024-11878

       Dear Dr. Burden:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Nicholas Antaki